Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-222430
November 19, 2018

Issuer:	Wisconsin Public Service Corporation

Security:	Senior Notes, 3.35% Series Due November 21, 2021

Principal Amount:	$400,000,000

Maturity:	November 21, 2021

Coupon:	3.35%

Initial Price to Public:	99.935% per Senior Note

Yield to Maturity:	3.373%

Spread to Benchmark Treasury:	+55 basis points

Benchmark Treasury:	UST 2.875% due November 15, 2021

Benchmark Treasury Yield:	2.823%

Interest Payment Dates:	May 21 and November 21, commencing May 21, 2019

Redemption Provisions:	The senior notes will be redeemable in whole at any time or in part from time to time, at the option of the Issuer, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the senior notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes being redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 10 basis points, plus in each case accrued and unpaid interest to, but not including, the redemption date.

Trade Date:	November 19, 2018

Expected Settlement Date:	November 21, 2018 (T+2)

Expected Ratings* (Moody’s/S&P/Fitch):	A2 (Stable) /A- (Stable) /A+ (Stable)

CUSIP/ISIN:	976843 BL5 / US976843BL55

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC

Senior Co-Manager:	BMO Capital Markets Corp.

Co-Managers:	Samuel A. Ramirez & Company, Inc.
WR Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-164, MUFG Securities Americas Inc. toll free at 1-877-649-6848 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.